Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, November 17, 2009 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has priced its follow-on public offering of 3,500,000 common units, which represent limited partner interests, at $24.40 per unit. Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 525,000 units to cover over-allotments, if any. The Partnership expects to use the proceeds of the offering to repay amounts outstanding on one of its revolving credit facilities. The offering is expected to close on November 20, 2009.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, three LPG carriers and eight Suezmax class crude oil tankers.
Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.
The joint book running managers for this offering are UBS Investment Bank and Citi. The co-managers are RBC Capital Markets and Scotia Capital.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275; or Citi, Attn: Prospectus Dept., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
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